October 3, 2016

VIA EDGAR

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Mail Stop 4546

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         ArQule, Inc.

Registration Statement on Form S-3

Filed September 2, 2016

File No. 333-213456

Dear Ms. Hayes:

ArQule, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement to 4:30 p.m. on October 5, 2016 or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Theresa Nguyen of Arnold & Porter LLP at 202-942-5516 with any questions about this request.

Sincerely,

/s/ Peter S. Lawrence

Peter S. Lawrence President and Chief Operating Officer